# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Merlin, Inc., CIK 0002028707
CUSIP: 590106100
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 129 South Street, Boston, Massachusetts (MA), 02111
Date of event which requires filing of this statement: 03/16/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002131928

## Reporting persons
- Quiet Capital Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 13,839,884; shared voting power 0; sole dispositive power 13,839,884; shared dispositive power 0; aggregate amount beneficially owned 13,839,884 (16.24% of the class)
  Comment: The reported securities represent (i) 12,896,007 shares of Common Stock, (ii) 464,534 shares of Common Stock issuable upon conversion of 12.0% Series A Cumulative Convertible Preferred Stock ("Series A Preferred Stock") and (iii) 479,343 shares of Common Stock issuable upon exercise of Series A Warrants.
  
  The percent of class is calculated based on 84,262,886 shares of Common Stock outstanding as of March 16, 2026, as reported in the Issuer's Current Report on Form 8-K filed with the Securities & Exchange Commission on March 20, 2026, as increased by (i) 464,534 shares of Common Stock issuable upon conversion of Series A Preferred Stock and (ii) 479,343 shares of Common Stock issuable upon exercise of Series A Warrants.

## Item 1. Issuer
Name of issuer: Merlin, Inc.
Address of issuer's principal executive offices: 129 South Street Boston, MA, 02111

## Item 2. Person Filing
Name of person filing: This statement is filed by Quiet Capital Management, LLC, also referred to herein as the "Reporting Person."
Address of principal business office or, if none, residence:
548 Market Street PMB 72966
San Francisco, CA 94104.
Citizenship: See response to row 4 on the cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See response to row 9 on the cover page.

The reported securities represent (i) 12,896,007 shares of Common Stock, (ii) 464,534 shares of Common Stock issuable upon conversion of Series A Preferred Stock and (iii) 479,343 shares of Common Stock issuable upon exercise of Series A Warrants. The Series A Preferred Stock and Series A Warrants are convertible into Common Stock on a one-for-one basis at any time at the option of the holder at a conversion price or exercise price, as applicable, of $6.67, subject to adjustments. In connection with a PIPE transaction effected by the Issuer on May 1, 2026, the conversion price of the Series A Preferred Stock and exercise price of the Series A Warrants, which originally was $12, was automatically adjusted pursuant to the terms of the Certificate of Designation of Preferences, Rights and Limitations of 12.0% Series A Cumulative Convertible Preferred Stock and the terms of the Warrants, in each case as in effect on the original date of acquisition of the Series A Preferred Stock and Series A Warrants.

The reported securities are directly held as follows: 495,590 shares of Common Stock by Quiet ML, L.P. ("Quiet ML"), 3,497,280 shares of Common Stock by Quiet Venture I, LP ("Quiet V1"); 8,903,137 shares of Common Stock by Quiet Venture II, L.P. ("Quiet V2," and together with Quiet ML and Quiet V1, the "Quiet Direct Holders"); 47,676 shares of Series A Preferred Stock by Quiet ML, 35,450 shares of Series A Preferred Stock by Quiet V1; 381,408 shares of Series A Preferred Stock by Quiet V2; 49,195 Series A Warrants by Quiet ML; 36,579 Series A Warrants by Quiet V1; and 393,569 Series A Warrants by Quiet V2. Each of the Quiet Direct Holders is managed by Quiet Capital Management, LLC, whose investment committee exercises voting and investment discretion of, and therefore may be deemed to beneficially own, the reported securities. The filing of this statement shall not be construed as an admission that the Reporting Person or any of the foregoing is the beneficial owners of any of the reported securities covered by this statement.
Percent of class: See response to row 11 on the cover page.
Sole power to vote or to direct the vote: See response to row 5 on the cover page.
Shared power to vote or to direct the vote: See response to row 6 on the cover page.
Sole power to dispose or to direct the disposition: See response to row 7 on the cover page.
Shared power to dispose or to direct the disposition: See response to row 8 on the cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Quiet Capital Management, LLC: /s/ Kabir Masson, Kabir Masson / General Counsel (05/08/2026)